As Filed with the Securities and Exchange Commission on March 2, 2007
                                                           Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                            SEGA SAMMY HOLDINGS INC.

   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                                      Japan
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
    (Address, including zip code, and telephone number, including area code, of agent for service)

        It is proposed that this filing become effective under Rule 466
                           |X| immediately upon filing
                             |_| on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares,
                          check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                           Proposed maximum    Proposed maximum
           Title of each class of                          Amount           Aggregate price   aggregate offering       Amount of
        Securities to be registered                   to be registered        per unit(1)           price (1)      registration fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American         25,000,000             $.05              $1,250,000             $38.38
Depositary Receipts, each American Depositary Share       American
evidencing shares of common stock of Sega Sammy          Depositary
Holdings Inc.                                              Shares
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the Depositary Shares registered under Registration Statements on Form F-6 (No. 333-119443) previously filed by the registrant.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
                  represented by one unit of American       corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs 15, 16 and 18
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs 4, 12, 13, 15 and 18
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs 11, 15, 16 and 18
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraphs 13, 14, 15 and 18

         (vi)     The deposit or sale of securities         Paragraphs 12, 13, 15, 17 and 18
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of    Paragraphs 20 and 21
                  the Deposit Agreement

         (viii)   Rights of holders of  receipts  to        Paragraph  11 inspect  the
                  transfer  books of the  Depositary
                  and the list of holders of
                  receipts

         (ix)     Restrictions upon the right to deposit    Paragraphs 2, 3, 4, 5, 6, 8 and 22
                  or withdraw the underlying securities

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
         (x)      Limitation upon the liability of the      Paragraphs 14, 18, 19 and 21
                  Depositary

(3)      Fees and Charges                                   Paragraphs 7 and 8

Item 2.  Available Information

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
2(a)     Statement that Sega Sammy Holdings Inc.            Paragraph 11
         furnishes the Commission with certain public
         reports and documents required by foreign law or
         otherwise under Rule 12g3-2(b) under the
         Securities Exchange Act of 1934 and that such
         reports and documents can be inspected by
         holders of American Depositary Receipts and
         copied at public reference facilities maintained
         by the Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      * (1) Form of Amended and Restated Deposit Agreement (including the form of American Depositary Receipt), dated as of October 1, 2004, among SEGA SAMMY HOLDINGS INC., Sammy Corporation, SEGA CORPORATION, The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

----------

*     Incorporated  by  reference  to  Form  F-6   Registration   Statement  No.
      333-119443 filed by the Registrant with the Commission on October 1, 2004.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 1, 2007.

                                               By: THE BANK OF NEW YORK,
                                                     as Depositary

                                               By:    /s/  U. Marianne Erlandsen
                                                      --------------------------
                                               Name:  U. Marianne Erlandsen
                                               Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, Sega Sammy Holdings Inc. has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Japan on February 27, 2007.

                                              SEGA SAMMY HOLDINGS INC.

                                              By: /s/ Hajimi Satomi
                                                  ------------------------------
                                                  Name:  Hajimi Satomi
                                                  Title: Chairman, President and
                                                         Representative Director

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on February 27, 2007.

Name                             Title
----                             -----

/s/  Hajimi Satomi               Chairman, President and Representative Director
--------------------------       (principal executive, financial and
Hajimi Satomi                    accounting officer)


/s/  Hisao Oguchi                Vice Chairman and Director
--------------------------
Hisao Oguchi

/s/  Keishi Nakayama             Executive Vice President
--------------------------
Keishi Nakayama
--------------------------
/s/  Tadashi Ishida              Senior Managing Director
--------------------------
Tadashi Ishida

/s/  Toru Katamoto               Director
--------------------------
Toru Katamoto


__________________________       Director
Hideki Okamura


__________________________       Director
Yasuo Tazoe

/s/  Naoya Tsurumi               Authorized U.S. Representative
--------------------------
Sega Holdings U.S.A., Inc.
By: Naoya Tsurumi

                                INDEX TO EXHIBITS

Exhibit
 Number
-------

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)         Certification under Rule 466.